SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Old Second Bancorp, Inc.
(Name of Subject Company (Issuer))

Old Second Bancorp, Inc.
(Name of Filing Person (Issuer))

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

680277100

(CUSIP Number of Class of Securities)

William B. Skoglund
President and
Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
John E. Freechack, Esq.
Robert M. Fleetwood, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$25,000,000	$767.50

* Estimated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.  This calculation assumes the purchase of 833,333 shares of common stock of Old Second Bancorp, Inc. at the tender offer purchase price of $30.00 per share in cash.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration Number: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Old Second Bancorp, Inc., a Delaware corporation, to purchase up to 833,333 shares of its common stock, $1.00 par value per share.  Old Second Bancorp is offering to purchase these shares at a price of $30.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer.  All shares tendered will include the preferred share purchase rights issued pursuant to the Stockholder Rights Agreement, dated as of September 17, 2002, between Old Second Bancorp and The Old Second National Bank of Aurora, as rights agent, and unless the context otherwise requires, all references to shares include the associated preferred share purchase rights.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase, filed herewith as Exhibit (a)(1)(i), is hereby incorporated by reference in response to all of the items of this Schedule TO, as more particularly described below.

Item 1.        Summary Term Sheet.

The information under the heading “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.        Subject Company Information.

(a)                                    The name of the subject company is Old Second Bancorp, Inc.  The address and telephone number of its principal executive offices are:  37 South River Street, Aurora, Illinois 60506-4172, (630) 892-0202.

(b)                                   The subject securities are common stock, $1.00 par value, of Old Second Bancorp, Inc. The number of shares of the subject securities outstanding as of April 12, 2007 is 13,110,423.

(c)                                    Information about the trading market and price of the subject securities under “Section 8. Share, Trading Price and Dividend Information” of the Offer to Purchase is incorporated herein by reference.

Item 3.        Identity and Background of Filing Person.

(a)                                    The name, business address and telephone number of Old Second Bancorp, Inc., the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference.  Old Second Bancorp, Inc. is the subject company.

The name and business address of each director and executive officer of Old Second Bancorp are listed below:

Directors and Executive Officers

Edward Bonifas Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	Jesse Maberry Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

J. Douglas Cheatham Chief Financial Officer and Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	D. Chet McKee Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

James Eccher Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	William J. Meyer Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

Marvin Fagel Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	Gerald Palmer Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

Barry Finn Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	James Carl Schmitz Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

William Kane Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	William B. Skoglund President, Chief Executive Officer and Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

Mary Krasner Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	Rodney Sloan Chief Risk Officer 37 South River Street Aurora, Illinois 60506-4172

Kenneth Lindgren Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	Walter Alexander Senior Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

Item 4.        Terms of the Transaction.

(a)-(b)                 The following sections of the Offer to Purchase contain a description of the material terms of the offer and are incorporated herein by reference: “Summary Term Sheet,” “Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration,” “Section 2. Procedure for Tendering Shares,” “Section 3. Purpose of the Offer; Certain Effects of the Offer,” “Section 4. Withdrawal Rights,” “Section 5. Purchase of Shares and Payment of the Purchase Price,” “Section 6. Conditional Tender of Shares,” “Section 7. Certain Conditions of the Offer,” “Section 11. Source and Amount of Funds,” “Section 10. Information about our Directors, Executive Officers and Controlling Stockholders,” “Section 13. Material Federal Income Tax Consequences,” “Section 14. Effect of Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934,” “Section 16. Cancellation, Extension, Termination and Amendment,” and “Section 17. Fees and Expenses.”  There will be no material differences in the rights of security holders as a result of this transaction.

Item 5.        Past Contacts, Transactions, Negotiations and Agreements.

(e)                                    The information under “Section 9. Information about Old Second Bancorp” and “Section 10. Information about our Directors, Executive Officers and Controlling Stockholders” of the Offer to Purchase is incorporated herein by reference.

Item 6.        Purposes of the Transaction and Plans or Proposals.

(a)-(b)                 The information about the purpose of the transaction under “Summary Term Sheet” and “Section 3. Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c)                                    The information about plans or proposals under “Section 9. Information about Old Second Bancorp” and “Section 11.  Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 7.        Source and Amount of Funds or Other Consideration.

(a)                                    The information under “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.  The funds for the purchase will be borrowed.

(b)                                   There are no material conditions to the financing of the offer.

(d)                                   “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.             Interest in Securities of the Subject Company.

(a)                                    The information under “Section 10.  Information about our Directors, Executive Officers and Controlling Stockholders” of the Offer to Purchase is incorporated herein by reference.

(b)                                   The information under “Section 12. Recent Transactions in our Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9.        Persons/Assets, Retained, Employed, Compensated or Used.

The information under “Summary Term Sheet,” “Section 17.  Fees and Expenses” and “Section 19. Miscellaneous” of the Offer to Purchase is incorporated herein by reference.

Item 10.      Financial Statements.

(a)—(b)        Not applicable, as (i) the consideration in this offer consists solely of cash, (ii) the offer is not subject to any financing condition and (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11.      Additional Information.

(a)(1)                      The information under “Section 10.  Information about our Directors, Executive Officers and Controlling Stockholders” of the Offer to Purchase is incorporated herein by reference.

(a)(2)                      The information under “Section 15. Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(a)(3)                      Not applicable.

(a)(4)                      Not applicable.

(a)(5)                      None.

(b)                                   None.

Item 12.      Exhibits.

Exhibit #	Description

(a)(1)(i)	Offer to Purchase dated April 17, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Form of Guidelines for Substitute Form W-9*
(a)(1)(iv)	Notice of Guaranteed Delivery*
(a)(1)(v)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees*

(a)(1)(vi)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(vii)	Form of letter to shareholders dated April 17, 2007 from the President and Chief Executive Officer of Old Second Bancorp*
(a)(1)(viii)	Form of letter to participants in Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan & Trust*
(a)(1)(ix)	Question and Answers Brochure*
(a)(1)(x)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(b)(1)

Promissory note made to the benefit of M&I Marshall & Ilsley Bank (filed as Exhibit 10.4 to Old Second Bancorp, Inc.’s 10-K filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference)

(b)(2)	Form of indenture relating to the issuance of trust preferred securities**
(d)(1)

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (filed as an exhibit to Old Second Bancorp, Inc.’s S-8 filed with the Securities and Exchange Commission on June 9, 2000 and incorporated herein by reference)

(d)(2)

Form of Compensation and Benefits Assurance Agreements for Executives (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s 10-Q filed with the Securities and Exchange Commission on November 8, 2006 and incorporated herein by reference)

(d)(3)

Old Second Bancorp, Inc. 2002 Long Term Incentive Plan (filed as Exhibit A to Old Second Bancorp, Inc.’s DEF 14A filed with the Securities and Exchange Commission on March 12, 2002 and incorporated herein by reference)

(d)(4)

Form of Amended Stock Option Award Agreement (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 and incorporated herein by reference)

(g)	None.
(h)	None.

* Filed herewith
** To be filed by amendment.

Item 13.      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2007

Old Second Bancorp, Inc.

	by:	/s/ William B. Skoglund
William B. Skoglund
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit #	Description

(a)(1)(i)	Offer to Purchase dated April 17, 2007*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Form of Guidelines for Substitute Form W-9*
(a)(1)(iv)	Notice of Guaranteed Delivery*
(a)(1)(v)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees*
(a)(1)(vi)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(a)(1)(vii)	Form of letter to shareholders dated April 17, 2007 from the Chairman and the President and Chief Executive Officer of Old Second Bancorp*
(a)(1)(viii)	Form of letter to participants in Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan & Trust*
(a)(1)(ix)	Questions and Answers Brochure*
(a)(1)(x)	Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees to their clients*
(b)(1)

Promissory note made to the benefit of M&I Marshall & Ilsley Bank (filed as Exhibit 10.4 to Old Second Bancorp, Inc.’s 10-K filed with the Securities and Exchange Commission on March 15, 2007 and incorporated herein by reference)

(b)(2)	Form of indenture relating to the issuance of trust preferred securities**
(d)(1)

Old Second Bancorp, Inc. Employees’ 401(k) Savings Plan and Trust (filed as an exhibit to Old Second Bancorp, Inc.’s S-8 filed with the Securities and Exchange Commission on June 9, 2000 and incorporated herein by reference)

(d)(2)

Form of Compensation and Benefits Assurance Agreements for Executives (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s 10-Q filed with the Securities and Exchange Commission on November 8, 2006 and incorporated herein by reference)

(d)(3)

Old Second Bancorp, Inc. 2002 Long Term Incentive Plan (filed as Exhibit A to Old Second Bancorp, Inc.’s DEF 14A filed with the Securities and Exchange Commission on March 12, 2002 and incorporated herein by reference)

(d)(4)

Form of Amended Stock Option Award Agreement (filed as Exhibit 10.1 to Old Second Bancorp, Inc.’s Form 8-K filed with the Securities and Exchange Commission on December 21, 2005 and incorporated herein by reference)

(g)	None.
(h)	None.

*                    Filed herewith

**             To be filed by amendment.